FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

September 21, 2004

Commission File Number 33-79548

EURO DISNEY S.C.A.

(Translation of registrant’s name into English)

Immeubles Administratifs
Route Nationale 34
77144 Chessy
France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐      No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐      No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Karl Holz Named President and Chief Operating Officer of Euro Disney SAS

Marne La Vallée  (September 21, 2004)  – Karl Holz, an eight-year Disney veteran and president of the Disney Cruise Line®, has been named president and chief operating officer of Euro Disney SAS, it was announced today by Andre Lacroix, chief executive officer of Euro Disney SAS.

In his new position, Holz will have responsibility for ensuring synergy between operations and the sales function. He will reinforce the links between operations and the support functions, including methods and quality and will be responsible for operational labor management. He also will play an important role in developing the business strategy for the company.

“Karl’s significant experience with the company and his great knowledge of the Disney brand will be invaluable to the future of Euro Disney,” said Lacroix. “His focus on guest satisfaction and his understanding of our business will be a great asset.”

Holz will report to Lacroix and replaces outgoing president, Yann Caillere, who will become chief executive officer of Louvre Hotels.

After first joining The Walt Disney World® Resort in 1996 as vice president of Downtown Disney®, Holz has held a number of leadership positions during the last eight years. Prior to being promoted to president of Disney Cruise Line® in 2003, he served as senior vice president of Walt Disney World Operations, where he managed the day-to-day operations of Epcot® and Disney-MGM Studios; the Downtown Disney retail, dining and entertainment district; and 11 Disney resort hotel properties. In November 2002, he was given additional responsibility to manage Disney’s newest line of business, Magical Gatherings®.

“Karl’s strong leadership and operational expertise, along with his wide-ranging experience, will be a tremendous asset for Disneyland Resort Paris,” said Jay Rasulo, president Walt Disney Parks and Resorts.  “He has a proven track record of achievement and management excellence dating back to his days as president of Concession Air, Inc. He has enthusiastically taken on new areas of increasing responsibilities during his eight years at Disney, most recently leading the successful operations for Disney Cruise Line®.”

Holz, a native of Germany, received a Bachelor of Business Administration degree in 1973 from the State University of New York at Fredonia. He then took on increasingly responsible positions to become regional vice president for Sky Chefs Airport Concession, Inc. Holz spent three years as president and CEO of Concession Air, Inc., and for nearly five years before joining Walt Disney World, he served as vice president of theme park operations at Knott’s Berry Farm in Southern California.

“I am truly honored to have an opportunity to join the Cast at Disneyland Resort Paris and look forward to returning to Europe,” said Holz. “This is a pivotal time for Euro Disney and I’m eager to offer my expertise as we work through both the challenges and opportunities that await.” Holz and his wife, Wendy, will soon be relocating to Paris.

A successor for Holz’ position at Disney Cruise Line® is expected to be named shortly.

Euro Disney Corporate Communication

Walt Disney Parks & Resorts

Philippe Marie	Lisa Haines
Tel: +331 64 74 59 50	Tel: (+1)(818) 560-4107
Fax: +331 64 74 59 69
e-mail: philippe.marie@disney.com	e-mail: lisa.haines@disney.com

Code ISIN:	FR0000125874	Code Reuters:	EDL.PA
Sicovam:	12 587	Code Bloomberg:	EDL FP

Euro Disney S.C.A. and its subsidiaries operate the Disneyland Resort Paris which includes: Disneyland Park, Walt Disney Studios Park, seven themed hotels with approximately 5,800 rooms (excluding 2,033 additional third-party rooms located on the site), two convention centres, Disney Village, a dining, shopping and entertainment centre, and a 27-hole golf facility.  The Group’s operating activities also include the management and development of the 2,000-hectare site, which currently includes approximately 1,000 hectares of undeveloped land.  Euro Disney S.C.A.’s shares trade in Paris (SRD), London and Brussels.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Euro Disney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO DISNEY S.C.A.

By the Management Company (Gerant) Euro Disney S.A.

Date: September 21, 2004

By:	/s/ DIANE FUSCALDO
Name:	Diane Fuscaldo
Title:	Director Corporate Controllership